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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                               ----------------

                             NETSPEAK CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                MOTOROLA, INC.
                                   (BIDDER)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   6411D5069
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               CARL F. KOENEMANN
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                MOTOROLA, INC.
                           1303 EAST ALGONQUIN ROAD
                          SCHAUMBURG, ILLINOIS 60196
                                (847) 576-5000
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                  COPIES TO:

       DONALD F. MCLELLAN, ESQ.                 OSCAR A. DAVID, ESQ.
            SENIOR COUNSEL                      BRIAN T. BLACK, ESQ.
            MOTOROLA, INC.                        WINSTON & STRAWN
       1303 EAST ALGONQUIN ROAD                 35 WEST WACKER DRIVE
      SCHAUMBURG, ILLINOIS 60196                     SUITE 4200
            (847) 576-3482                     CHICAGO, ILLINOIS 60601
                                                   (312) 558-5600

                           CALCULATION OF FILING FEE
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
             TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
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
                  $90,000,000                                   $18,000

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*  Estimated solely for purposes of calculating the amount of filing fee. The
   Transaction Valuation assumes the purchase of 3,000,000 shares of Common Stock, par value $.01 per share, of the Subject Company (the "Shares") at the offer price of $30.00 per share.
[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $18,000                    FILING PARTY: MOTOROLA, INC.
FORM OF REGISTRATION NO.: SCHEDULE 14D-1             DATE FILED: MARCH 25, 1998
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

  Motorola, Inc., a Delaware corporation (the "Purchaser"), hereby amends and supplements its Tender Offer Statement on Schedule 14D-1, filed on March 25, 1998 (as amended, the "Schedule 14D-1"), relating to the offer by the Purchaser to purchase up to 3,000,000 shares of common stock, par value $.01 per share (the "Common Stock" or "Shares"), of NetSpeak Corporation, a Florida corporation ("Company"), as set forth in this Amendment No. 1. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  The information set forth in Item 6 is hereby amended and restated in its entirety by the following:

    "(a) and (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer; Plans for the Company; The Tender Agreement; The Voting Agreement; The Standstill and Participation Agreement; The Investor's Rights Agreement; The Common Stock Purchase Agreements; and The License Agreement") of the Offer to Purchase is incorporated herein by reference."

ITEM 10. ADDITIONAL INFORMATION.

  The information set forth in Item 10(f) is hereby amended and supplemented by the following:

    The information set forth in "Introduction" of the Offer to Purchase is hereby amended and supplemented by adding the following text as a new and separate paragraph immediately following the sixth paragraph of such
  Introduction:

      "As of the close of business on March 23, 1998, there were 12,214,473 shares of Common Stock outstanding. As of March 25, 1998, Purchaser owned 1,222,708 shares of Common Stock, representing 10% of the Company's outstanding Common Stock as of the close of business on March 23, 1998. Assuming that the Purchaser purchases 1,750,000 shares of Common Stock pursuant to the Offer (such 1,750,000 Shares representing the minimum number necessary to satisfy the Minimum Tender Condition) and 35,000 shares of Common Stock pursuant to the Common Stock Purchase Agreements, Purchaser will own 3,007,708 shares of Common Stock (which includes the 1,222,708 of Common Stock currently owned by Purchaser), which would represent 24.6% of the Company's outstanding Common Stock as of the close of business on March 23, 1998. Assuming that the Purchaser purchases 3,000,000 shares of Common Stock pursuant to the Offer (i.e. the maximum number of Shares offered to be purchased by Purchaser under the Offer) and 35,000 shares of Common Stock pursuant to the Common Stock Purchase Agreements, Purchaser will own 4,257,708 shares of Common Stock (which includes the 1,222,708 shares of Common Stock currently owned by Purchaser), which would represent 34.8% of the Company's outstanding Common Stock as of the close of business on March 23, 1998."

    The information set forth in Section 4 ("Withdrawal Rights") of the Offer to Purchase is hereby amended by deleting the reference to "May 20, 1998 (or such later date as may apply in case the Offer is extended)" contained in the first paragraph of such Section 4 and inserting in lieu thereof "May 23, 1998".

    The information set forth in Section 12 ("Purpose of the Offer; Plans for the Company; The Tender Agreement; The Voting Agreement; The Standstill and Participation Agreement; The Investor's Rights Agreement; The Common Stock Purchase Agreements; and The License Agreement") of the Offer to Purchase is hereby amended and supplemented by the following:

      (i) The sixth line of the fifth paragraph of such Section 12 (which is clause (i) thereof) is hereby amended and supplemented by adding the phrase "prior to the Expiration Date" at the end of such line immediately before the semicolon appearing in such line; and

      (ii) The fourth line of the sixth paragraph of such Section 12 is hereby amended by deleting the phrase "before acceptance of such Shares for payment and payment therefor," appearing in such line and inserting in lieu thereof the phrase, " prior to the Expiration Date,".

  The information set forth in Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended and supplemented by the following:

      (i) The fifth line of the first paragraph of such Section 14 is hereby amended and supplemented by adding the phrase "prior to the Expiration Date" at the end of clause (i) appearing in such line immediately before the comma appearing in such line; and

      (ii) The fourth line of the second paragraph of such Section 14 is hereby amended by deleting the phrase "before the acceptance of such Shares for payment or the payment therefore," appearing in such line and inserting in lieu thereof the phrase "prior to the Expiration Date,".

    The information set forth in Section 17 ("Miscellaneous") of the Offer to Purchase is hereby amended by deleting in its entirety the second sentence of the last paragraph of such Section 17 and inserting in lieu thereof the following sentence:

      "In addition, the Company has filed with the Commission the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its decision that the Company shall remain neutral with the respect to a recommendation to the Company's shareholders regarding the Offer and the other transactions contemplated by the Offer to Purchase and the reasons for such decision to remain neutral, and furnishing certain additional related information."

    The information set forth in Schedule I ("Information Concerning The Directors and Executive Officers Of The Purchaser") to the Offer to Purchase is hereby amended by inserting immediately before the reference to "Arnold S. Brenner" the following:

Robert L. Barnett..............  Age 57; Executive Vice President and
                                  President, Land Mobile Products Sector since
                                  March 1997; Senior Vice President, President and General Manager, Land Mobile Products Sector from March 1996 to March 1997; Corporate Vice President and General Manager, iDEN Group, Land Mobile Products Sector from May 1995 to March 1996; President, Nexteps, Inc., an international communications consulting from 1992 to 1995.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  The information set forth in Item 11 is hereby amended and supplemented by deleting the reference contained in such Section 11 to "Confidential treatment requested for certain portions of this Exhibit. Omitted material on file with the Commission." In lieu thereof, the following is hereby inserted:

    "Certain portions of this Exhibit have been omitted based upon a request to the Commission for confidential treatment. Omitted portions have been separately filed with the Commission."

                                       3
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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: April 10, 1998                     MOTOROLA, INC.

                                             /s/ Stephen P. Earhart
                                          By: _________________________________
                                             Name: Stephen P. Earhart
                                             Title: Senior Vice President

                                       4
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                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                               EXHIBIT NAME
  -------                              ------------
 99(a)(1)* --Offer to Purchase dated March 25, 1998.
 99(a)(2)* --Letter of Transmittal.
 99(a)(3)* --Notice of Guaranteed Delivery.
 99(a)(4)* --Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.
 99(a)(5)* --Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.
 99(a)(6)* --Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
 99(a)(7)* --Form of Summary Advertisement as published in the Wall Street
            Journal on March 25, 1998.
 99(a)(8)* --Text of Press Release, dated March 19, 1998, issued by the Company and Purchaser.
 99(a)(9)* --Text of Press Release, dated March 25, 1998, issued by Purchaser.
 99(b)(1)* --None.
 99(c)(1)* --Tender Agreement dated March 18, 1998 between the Company and the
            Purchaser.
 99(c)(2)* --Voting Agreement dated March 18, 1998 between the Purchaser, the
            Company and certain management shareholders.
 99(c)(3)* --Standstill and Participation Rights Agreement dated March 18, 1998 between the Company and the Purchaser.
 99(c)(4)* --Amended and Restated NetSpeak Corporation Investor's Rights
            Agreement dated March 18, 1998 between the Company and the
            Purchaser.
 99(c)(5)* --Common Stock Purchase Agreement dated March 18, 1998 between the
            Purchaser and John W. Staten.
 99(c)(6)* --Common Stock Purchase Agreement dated March 18, 1998 between the
            Purchaser and Steven F. Mills.
 99(c)(7)* --Joint Development and License Agreement dated March 18, 1998 between the Company and the Purchaser.**
 99(d)(1)  --None.
 99(e)(1)  --Not applicable.
 99(f)(1)  --None.

  --------
  *Previously filed
 **Certain portions of this Exhibit have been omitted based upon a request to the Commission for confidential treatment. Omitted portions have been separately filed with the Commission.

                                       5